Computershare

03 FEB 14 AM 7:21

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

February 7, 2003

03003879

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Securities Commission of Newfoundland
Toronto Stock Exchange
US Securities Commission (Quote #12G-(B1) 82-3347)

SUPPL

Dear Sirs:

Subject: Canadian Hydro Developers Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:Annual General & Special (Non-Routine)
2.	Security Description of Voting Issue	:Common Shares
3.	CUSIP Number	:136 05E 101
4.	Record Date	:March 6, 2003
5.	Meeting Date	:April 23, 2003
6.	Meeting Location	:Calgary, Alberta

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed By"
Tara Odbert
Assistant Account Manager
Stock Transfer Services
Direct Dial No: 403-267-6831

dlw 3/19

cc: Canadian Hydro Developers Inc.
Attention: Karoline Power